November 2, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Claire Erlanger and Kevin Woody

Re:    Gannett Co., Inc.
Form 10-K for the Year ended December 31, 2022
Filed February 23, 2023
File No. 001-36097

Ladies and Gentlemen:

This letter sets forth the response of Gannett Co., Inc. (the “Company”) to the comment letter dated October 19, 2023 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Staff’s review of the Company’s annual report on Form 10-K for the year ended December 31, 2022, filed on February 23, 2023. For your convenience, each of the Staff’s comments has been repeated below in its entirety in italicized font, with the Company’s response to each such comment set out immediately underneath it.

Form 10-K for the Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

1.Please revise the discussion in your results of operations to quantify the factors attributable to significant changes in income statement line items. For example, you disclose that for the year ended December 31, 2022, distribution costs decreased compared to 2021, primarily due to the reduced volume of home delivery and single copy sales, cost savings driven by the reduction of print offerings, lower delivery and postage costs associated with lower volumes, as well as the absence of expenses associated with both businesses divested and non-core products which were sunset in 2022 and 2021, partially offset by higher rates per copy, an increase in commercial delivery activity, and an increase in third-party distribution costs. However, it is not clear how much each factor contributed to the change, especially considering there are offsetting amounts. Please revise future filings accordingly.

Response:

We acknowledge the Staff’s comment and confirm that we will revise the discussion of our results of operations to quantify the factors attributable to significant changes in income statement line items in future filings. Please refer to pages 32 through 38 in the Company’s quarterly report on Form 10-
Q for the quarter ended September 30, 2023 filed on November 2, 2023 which reflect the Company’s disclosures in response to the comment.

Notes to the Financial Statements
Note 3. Revenue, page 80

2.We note that your earnings releases and quarterly calls focus on digital-only revenue. Additionally, on page 42 of your MD&A discussion, you disclose that a key element in your consumer strategy is growing your paid digital-only subscriber base. Please tell us how you have considered separately disclosing digital-only circulation revenue as part of your disaggregated revenue disclosure. See guidance in ASC 606-10-55-89 through 55-91.

Response:

We acknowledge the Staff’s comment. Historically, digital-only subscription revenue has represented less than 5% of the Company’s total revenue. However, based on the Company’s continued focus on growing our digital-only subscriber base as well as its total digital revenue, we believe that these are meaningful metrics moving forward. As such, we can confirm that we will modify our Revenue financial note to separately disclosure digital-only subscription revenue as well as the digital components of our Other revenue in future filings. Please refer to pages 9 through 10 in the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2023 filed on November 2, 2023 which reflect the Company’s disclosures in response to the comment.

Note 14. Segment Reporting, page 106

3.We note that your segment measure of profitability used by the CODM and disclosed in Note 14 is Adjusted EBITDA. We also note that in addition to providing the segment measure of profitability for the Gannett Media segment and Digital Marketing Solutions segment in accordance with ASC 280-10-50-22, you present a Corporate and Other Adjusted EBITDA and a consolidated Adjusted EBITDA amount. Please note that ASC 280 requires disclosure of the profitability measure for each segment only, and disclosure of a consolidated Adjusted EBITDA amount is therefore considered a Non-GAAP financial measure and as such should not be disclosed in the notes to the financial statements under the guidance in Item 10(e)(1)(ii) of Regulation S-K. Please revise to remove the consolidated Adjusted EBITDA amounts. Additionally, ASC 280-10-50- 30(b) requires that you reconcile the total of the reportable segments’ measures of profit or loss to your consolidated income before income taxes and discontinued operations. Please revise accordingly.

Response:

We acknowledge the Staff’s comment and confirm that we will revise our Segment Reporting financial note to remove the consolidated Adjusted EBITDA amounts and to reconcile the total of the reportable segments’ Adjusted EBITDA to our consolidated income (loss) before income taxes in future filings. Please refer to pages 21 through 23 in the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2023 filed on November 2, 2023 which reflect the Company’s disclosures in response to the comment.

* * * * *

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at dhorne@gannett.com or (703) 625-8944.

Very truly yours,
/s/ Douglas E. Horne
Douglas E. Horne Senior Vice President, Chief Financial Officer